A.G.P. / Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

December 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNS Pharmaceuticals Inc.
Registration Statement on Form S-1
Filed December 8, 2023 File No: 333-275973

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P / Alliance Global Partners as lead Placement Agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00pm Eastern Time on December 26, 2023 or as soon thereafter as practicable.

Very truly yours,

A.G.P / Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director